Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800

facsimile (212) 818-8881	direct dial number (212) 818-8638 email address jgallant@graubard.com
May 21, 2007
VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Aldabra 2 Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 26, 2007
File No. 333-141398
Dear Mr. Reynolds:
     On behalf of Aldabra 2 Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 16, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Ronald E. Alper.
     Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.
General
1.	We note your response to comment five of our letter dated April 19, 2007. Please clarify whether you will acquire an entity with which your officers or directors, through their other business activities, previously had have or in the future might have acquisition or investment discussions.

Securities and Exchange Commission
May 21, 2007

     We have revised the disclosure in the Registration Statement to indicate that the Company does not anticipate acquiring an entity with which its officers or directors, through their other business activities, previously had acquisition or investment discussions. However, it is entirely possible that the Company will acquire an entity with which its officers or directors, through their other business activities, has acquisition or investment discussions in the future — the vast network of contacts and relationships that the Company’s officers and directors have is exactly what makes them a good group of sponsors to attempt to consummate a business combination. Furthermore, we set forth the potential conflicts of interests that may occur as a result of their other existing fiduciary obligations. Accordingly, we have not revised the disclosure in response to this aspect of the Staff’s comment.
Cover Page
2.	We note that you are seeking to register the insider warrants and the common stock underlying those warrants as part of this registration statement. Please explain how you can register securities when there has not been an original sale.
     We refer the Staff to the last paragraph of telephone interpretation “3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508” from the SEC’s March 1999 supplement, which states the SEC’s view as to what constitutes a completed private placement. Specifically:
“the [Staff] will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date... There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”
The fact pattern here is very similar. The investors are irrevocably bound to purchase a set number of securities for a set purchase price. There are no conditions to closing the private placement that are within the investors’ control — the only condition to closing is the closing of the public offering. Following the effectiveness of the Registration Statement, the private placement, as well as the public offering, will be consummated. We refer the Staff to similar

Securities and Exchange Commission
May 21, 2007

disclosure contained in the Registration Statement on Form S-1 for Rhapsody Acquisition Corp. (SEC File No. 333-134694) and Pantheon China Acquisition Corp. (SEC File No. 333-136590) which contains similar disclosure. Accordingly, we believe the insider warrants and underlying securities are properly included for resale on the Registration Statement.
Conversion Rights for Shareholders Voting to Reject a Business Combination, page 9
3.	We note your response to comment 19 of our letter dated April 19, 2007. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. This would include references in the letters to stockholders, the cover page of the proxy statement, the summary, etc. and should include a cross-reference to the page(s) where the more detailed information is located.
     As discussed with the Staff, the disclosure in the Registration Statement currently provides a detailed explanation of what procedures public stockholders will need to follow if the Company determines to require stockholders to tender their certificates to the Company’s transfer agent or deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System to properly exercise their conversion rights. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary in response to this comment.
4.	Clarify the amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.
     A stockholder would have from the time the Company sends out its proxy statement through the vote on the business combination to tender his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the stockholder in a matter of hours by simply contacting his broker and requesting delivery of his shares through the DWAC System, the Company believes this time period is sufficient for an average investor. We have revised the disclosure in the Registration Statement to clarify the foregoing.
5.	Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms from other SPACs and add a risk factor. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

Securities and Exchange Commission
May 21, 2007

     We respectfully do not believe these conversion procedures present any risks to stockholders. Stockholders need only tender their shares (either physically or electronically) at any time through the vote on the business combination — they are not required to tender their shares well in advance of the meeting date. Delivery can be accomplished within a matter of hours. Furthermore, we state as follows on page 40 of the Registration Statement:
“...if a stockholder delivered his certificate for conversion and subsequently decided prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate (physically or electronically).”
Accordingly, we do not believe the conversion procedures would present any additional risks to investors and therefore have not revised the disclosure in the Registration Statement in response to this comment.
6.	Clarify whether there is any cost associated with tendering the physical shares or other requirements to elect conversion. For example, is there a cost associated with converting shares held in street name into physical shares?
     We have been informed by the Company’s transfer agent that there is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the converting holder. Furthermore, this fee would be incurred regardless of whether or not the Company requires holders seeking to exercise conversion rights to tender their shares prior to the meeting — the need to deliver shares is a requirement of conversion regardless of the timing of when such delivery must be effectuated. Because this is a nominal amount that may or may not be charged to the actual holder, and the fee is no different between the traditional SPAC’s conversion process and the Company’s potential process, we respectfully believe that no further disclosure is necessary in response to the Staff’ s comment.
7.	Clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in “street name.” The second paragraph on page xiii is not clear on this matter.
     We have revised the disclosure in the Registration Statement to indicate that the delivery requirements would apply to any public stockholder, whether they are a record holder or hold their shares in “street name.”
8.	Provide a more detailed discussion of the steps required for holders in “street name” to exercise their conversion rights. Discuss the minimum time frame that would be required for holders in “street name” to exercise their conversion rights.

Securities and Exchange Commission
May 21, 2007

     A stockholder who holds his shares in “street name” would need to follow the same steps currently disclosed in the Registration Statement in order to exercise his conversion rights if the Company required delivery of his shares as discussed above (i.e., by simply contacting his broker and asking the broker to deliver his shares either in certificate form or through the DWAC System). We have revised the disclosure in the Registration Statement to clarify the foregoing.
Management, page 49
Directors and Executive Officers, page 47
9.	We note your responses to comments 3l through 33 of our letter dated April 19, 2007. Please direct us to the specific provisions of Item 401 of Regulation S-K you assert make disclosure of the affiliations unnecessary.
     Item 401(e)(2) of Regulation S-K requires disclosure of current directorships held by each director in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. Each of the companies set forth in comments 31 through 33 were private companies not registered under the foregoing sections of the Exchange Act. Accordingly, disclosure of such directorships was not required.
10.	We note that the company has added a new “Special Advisor.” Please revise your disclosure to address what, if any, fiduciary duties this advisor will owe to the company as well as how potential conflicts of interest will be handled with respect to their other positions. In addition, we note that significant portions of your existing disclosure and exhibits contain restrictive language applicable to your management or officers and directors. In all appropriate sections, please revise to clarify whether these restrictions are applicable to this Advisor. Alternatively, advise why no revision is necessary.
     We have revised the disclosure in the Registration Statement to indicate that the Company’s special advisors have no fiduciary obligations to the Company. Accordingly, they have no obligation to present business opportunities to the Company at all and will only do so if they believe it will not violate their other fiduciary obligations.
Prior Involvement of Principals in Blank Check Companies, page 51
11.	We note your response to comment 34 of our letter dated April 19, 2007. Please provide tabular disclosure of your responses in an appropriate place in the registration statement.
     We have revised the disclosure in the Registration Statement as requested.

Securities and Exchange Commission
May 21, 2007

Principal Stockholders, page 56
12.	The amended registration statement indicates that you have issued or otherwise transferred founder shares to new individuals not in the initial founders’ group. Please provide the legal basis for such transactions without registration when a public offering is ongoing.
     The initial shares continue to be held of record by the same entities and individuals that originally received such shares. Certain of such holders have allocated shares to other people. However, they are still the record holders of such shares. Notwithstanding the foregoing, the initial stockholders could rely on any available exemption under the Securities Act of 1933, as amended, for the transfer of their initial shares. For instance, the sellers may rely upon the exemption from registration pursuant to the so-called Section 4(1-1/2) exemption, as the transfers would be made by persons or entities other than the company, underwriter or dealer and not involving any public offering.
Part II
Signatures, page II-8
13. Please explain the removal of the power of attorney.
     The power of attorney was included on the signature page of the Registration Statement as originally filed. The power of attorney was thereafter removed from the signature page as it was already on file with the Commission and we indicated on page II-5 of the Registration Statement that it had been previously filed . However, it still remains in full force and effect.
     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Nathan Leight
Jason Weiss